NSAR- Exhibit 77(c)- Matters Submitted to a Vote of Security Holders Northern Lights Fund Trust (811-21720)


RESULTS OF SPECIAL MEETING OF SHAREHOLDERS
At a Special Meeting of Shareholders of the Free Enterprise Action Fund, a series of The Coventry Funds Trust, held on Friday, April 18, 2008 at 10:00 a.m. Eastern Time at the offices of Citi Fund Services Ohio, Inc., 3435 Stelzer Road, Columbus, OH 43219, shareholders of record at the close of business on March 18, 2008 voted to approve the following proposal:

Proposal 1: Approval of the Agreement and Plan of Reorganization

		Shares Voted		Shares Voted Against
		   In Favor		      or Abstentions
		    527,896		               484